                                                                   EXHIBIT 12(d)
                             BANKBOSTON CORPORATION
  COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                     PREFERRED STOCK DIVIDEND REQUIREMENTS

                        (Including Interest on Deposits)

The Corporation's ratios of earnings to combined fixed charges and preferred stock dividend requirements (including interest on deposits) for the six months ended June 30, 1999 and 1998 and for the five years ended December 31, 1998 were as follows:

                                            Six Months Ended
                                                June 30,                 Years Ended December 31,
                                            ---------------     ---------------------------------------------
(Dollars in millions)                        1999      1998      1998      1997      1996      1995      1994
                                            -----     -----     -----     -----     -----     -----     -----
Net income                                 $   473   $   480   $   792   $   879   $   650   $   678   $   542
Extraordinary item, net of tax                                                                               7
Income tax expense                             277       301       477       589       483       529       422
                                             -----     -----     -----     -----     -----     -----     -----
     Pretax earnings                       $   750   $   781   $ 1,269   $ 1,468   $ 1,133   $ 1,207   $   971
                                             =====     =====     =====     =====     =====     =====     =====
Fixed charges:
     Portion of rental expense
     (net of sublease
     rental income) which
     approximates the
     interest factor                       $    24   $    20   $    42   $    39   $    40   $    38   $    35
Interest on borrowed funds                     574       559     1,179     1,050       873     1,079     1,038
Interest  on deposits                          932       926     1,871     1,685     1,680     1,791     1,301
                                             -----     -----     -----     -----     -----     -----     -----
          Total fixed charges                1,530     1,505     3,092     2,774     2,593     2,908     2,374

Preferred stock dividend
  requirements                                   0        14        15        53        65        68        67
                                             -----     -----     -----     -----     -----     -----     -----
Total combined fixed charges
  and preferred stock dividend
  requirements                             $ 1,530   $ 1,519   $ 3,107   $ 2,827   $ 2,658   $ 2,976   $ 2,441
                                             =====     =====     =====     =====     =====     =====     =====
Earnings (for ratio calculation)
  (Pretax earnings
  plus total fixed charges)                $ 2,280   $ 2,286   $ 4,361   $ 4,242   $ 3,726   $ 4,115   $ 3,345
                                             =====     =====     =====     =====     =====     =====     =====
Ratio of earnings to combined
  fixed charges and preferred
  stock dividend requirements                 1.49      1.50      1.40      1.50      1.40      1.38      1.37
                                             =====     =====     =====     =====     =====     =====     =====

For purposes of computing the consolidated ratio of earnings to combined fixed charges and preferred stock dividend requirements "earnings" represent income before extraordinary item plus applicable income taxes and fixed charges.
"Fixed charges" include gross interest expense (including interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. Pretax earnings required for preferred stock dividends were computed using tax rates for the applicable year.